July 9, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Kevin Dougherty

Re:	Brookfield Infrastructure Corporation

Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-4

File Nos. 333-253365, 333-253365-01

Dear Mr. Dougherty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. (the “Registrants”) hereby request acceleration of the effectiveness of the above referenced joint Registration Statement on Form F-4 (File Nos. 333-253365, 333-253365-01), as amended (the “Registration Statement”), to July 13, 2021 at 5:00p.m., Eastern Time, or as soon as practicable thereafter.

Please contact David Johansen at (212) 819-8509 of White & Case LLP, with any questions you may have concerning this request. In addition, please notify Mr. Johansen when this request for acceleration has been granted.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan
Title: Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.,
by its general partner,
BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary